QUANTITATIVE   ALPHA   TRADING   INC.   REPORTS   2ND   QUARTER   2011   FINANCIAL

RESULTS

August 16, 2011 (Toronto) – Quantitative Alpha Trading Inc. (CNSX: QAT)(OTCQB:RTNSF) (the

“Company” or “QAT”), announced today the release of its financial statements for the period ending June

30, 2011, together with the management’s discussion & analysis in respect of the Company’s financial results and performance using the International Financial Reporting Standards (IFRS) applicable to all publicly accountable enterprises in Canada.

The Company reported a net loss of $991,215 ($0.00  per  share) for the three months ended June 30, 2011 as  compared  to  a  net  loss  of  $314,675  ($0.00  per  share)  for  the  three  months  ended  June  30,  2010.  The change  was  mainly  due  to  a  decrease  in  advertising  and  promotion  expense,  management  consulting  and administrative  expense,  an  increase  in  interest  and  other  income,  offset  by  an  increase  in  stock  based compensation, software amortization, foreign exchange, professional fees and salary and wages.

The Company  reported a net loss of $2,646,984 ($0.01 per  share)  for the six  months ended June 30, 2011 as  compared  to  a  net  loss  of  $2,167,992  ($0.02  per  share)  for  the  six  months  ended  June  30,  2010.  The change  was  mainly  due  to  a  decrease  in  advertising  and  promotion  expense,  management  consulting  and administrative expense, stock based compensation expense, an increase in interest and other income offset by  an  increase  in  software  amortization,  finance  costs,  foreign  exchange,  professional  fees  and  salary  and wages.

“The  Company’s  transition  is  nearly  complete,”  said  James  McGovern,  Chief  Executive  Officer  of  QAT.

“With the conversion of its preferred shares in process, the Company is now completing the simplification and  streamlining  of  its  capital  structure  following  on  significant  changes  in  the  first  quarter  including  a restructuring  of  its  capital  generally,  involving  the  retirement  of  certain  debt  in  exchange  for  shares,  the completion  of  a  private  placement  to  raise  additional  working  capital  and  a  significant  recomposition  of

the  Board  and  senior  management.   The  final  phase  of  our  transition  in  this  quarter  has  been  devoted  to

readying   our   trading   systems   for   full   operation,   preparing   for   our   US   subsidiary’s   operations   and

proceeding with our application to move the Company from the CNSX to the TSX-V.”

At  June  30,  2011,  the  Company  had  $1,921,765  in  cash  and  cash  equivalents  (2010  –  $175,035)  and  a working capital of $2,019,681 (2010 –$438,215). The Company  is not subject to external working capital requirement and does not have significant capital commitments that it is obligated to make.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining  proprietary  algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science

patterns,   the   Company’s   proprietary   systems   use   a   linked   series   of   computer   programs   to   analyze

securities  market  data  in  real-time  and  directly  execute  buy  or  sell  orders  over  the  electronic  securities exchanges while monitoring the status of every trade within a given portfolio without human intervention.

The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol RTNSF.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Forward-Looking Statements Advisory

Certain information included in this press release constitutes forward-looking statements and information and  future-oriented  financial  information  under  applicable  securities  legislation  and  is  provided  for  the

purpose   of   expressing   management’s   current   expectations   and   plans   for   the   future.   Readers   are

cautioned  that  reliance  on  such  information  may  not  be  appropriate  for  other  purposes,  such  as  making investment decisions.

More   particularly,   this   press   release   contains   statements   concerning   QAT’s   anticipated:   business

development  strategy,  customer  orders,  product  deliveries,  sales,  revenue  and  revenue  growth.  The forward-looking  statements  are  based  on  a  number  of  key  expectations  and  assumptions  made  by  QAT,

including  expectations  and  assumptions  concerning  achievement  of  current  timetables  for  development programs  and  sales,  target  market  acceptance  of  QAT's  products,  current  and  new  product  performance,

availability and cost of labor and expertise. Although QAT believes that the expectations and assumptions used  to  develop  the  forward-looking  statements  are  reasonable,  undue  reliance  should  not  be  placed  on the forward-looking statements because QAT can give no assurance that they will prove to be correct.

Since  forward-looking  statements  address  future  events  and  conditions,  by  their  very  nature  they  involve numerous risks and uncertainties that contribute to the possibility that the projections and forecasts in the forward-looking  statements  will  not  occur  and  that  actual  performance  or  results  could  differ  materially from  those  anticipated  in  the  forward-looking  statements.  These  risks  and  uncertainties  include,  but  are not  limited  to,  the  risks  associated  with  QAT's  stage  of  development,  history  of  losses  and  lack  of historical  product  revenues,  uncertainty  as  to  product  development  and  sales  milestones  being  met,

product  defect  and  performance  risks,  competition  for  capital  and  market  share,  uncertainty  as  to  target markets,  dependence  upon  third  parties,  uncertainty  as  to  patent  and  proprietary  rights,  availability  and retention  of  management  and  key  personnel,  exchange  rate  and  currency  fluctuations,  uncertainties

relating   to   potential   delays   or   changes   in   plans   with   respect   to   product   development   or   capital

expenditures  and  the  ability  of  QAT  to  access  sufficient  capital  on  acceptable  terms.  This  is  not  an exhaustive  list  and  additional  information  on  these  risks  and  other  factors  that  could  affect  QAT’s operations  and  financial  results  are  included  in  reports  on  file  with  the  Canadian  securities  regulatory authorities and can be accessed through the SEDAR website at www.sedar.com.

The  forward-looking  statements  contained  in  this  press  release  are  made  as  of  the  date  hereof  and  QAT undertakes  no  obligation  to  update  publicly  or  revise  any  forward-looking  statements  or  information,

whether  as  a  result  of  new  information,  future  events  or  otherwise,  unless  so  required  by  applicable securities laws.

Additionally,  QAT  undertakes  no  obligation  to  comment  on  the  expectations  of,  or  statements  made  by,

third parties about QAT.

CNSX has not reviewed and does not accept responsibility for the  adequacy or accuracy of the content of this news release.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2011

(Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities

Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated interim financial statements for the three and six month period ended June

30, 2011.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Loss and Comprehensive Loss

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

Three months ended June 30

Six months ended June 30

2011

2010

2011

2010

Expenses

    Advertising and promotion

-

28,291

-

50,923

    Amortization - Equipment

1,731

473

3,709

4,221

    Amortization - Intangible

207,744

103,872

415,488

103,872

    Finance costs

1,256

823

23,428

1,062

    Foreign exchange (gain)

7,175

-

38,548

-

    Management, consulting and administrative

35,550

138,854

95,955

172,454

    Office

3,584

14,052

14,551

17,053

    Professional fees

89,407

471

154,251

30,679

    Rent

16,137

7,500

32,774

20,000

    Salary and wages

111,866

-

174,780

–

    Share based compensation

515,862

8,681

1,659,135

1,744,745

    Travel

2,566

6,461

12,760

7,961

    Trust and filing fees

10,496

5,217

21,604

15,022

Loss before the following:

(1,003,375)

(314,695)

(2,646,984)

(2,167,992)

    Interest and other income

12,160

21

12,160

33

    Loss in write off of oil and gas property

–

(1)

–

(1)

Net loss and comprehensive loss

$      (991,215)      $      (314,675)     $(2,634,825)

$(2,167,960)

Loss per share, basic

$

(0.00)

$

(0.00)     $

(0.01)

$

(0.02)

Loss per share, fully diluted

$

(0.00)

$

(0.00)     $

(0.01)

$

(0.02)

Weighted average number of common

shares outstanding, basic

221,494,233

111,779,497      178,897,801

105,632,330

Weighted average number of common

shares outstanding, fully diluted

221,647,202

111,779,497      178,975,135

105,632,330

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Financial Position

As at,

June 30,

December 31,

January 1

(Unaudited - expressed in Canadian Dollars)

2011

2010

2010

(Note 11)

(Note 11)

Assets

Current assets

     Cash and cash equivalents

$   1,921,765

$

174,530

$      379,284

     Marketable securities

–

–

1,448,800

Other receivables

52,350

28,664

242,744

     Prepaid expenses (Note 2)

223,915

216,135

10,000

2,198,031

419,329

2,080,828

Equipment (Note 5)

15,293

7,884

3,940

Intangible (Note 6)

7,374,903

7,790,391

–

Prepaid Expenses - long term (Note 2)

182,292

286,458

–

Mineral property

–

–

67,185

Oil and gas property

–

–

1

$   9,770,519

$

8,504,062

$   2,151,954

Liabilities and Shareholders' Equity

Current liabilities

    Trade and other payables

$    178,350

$

115,046

$

75,072

    Deposit on private placement

–

250,000

–

    Notes payable - current portion (Note 7)

–

358,445

–

178,350

723,491

75,072

Note payable -long term

–

2,095,476

–

178,350

2,818,967

75,072

Shareholders' equity

     Share capital and warrants (Note 8)

13,922,243

8,939,599

3,919,865

     Contributed surplus

3,965,692

2,406,438

670,374

Accumulated other comprehensive income

–

–

504,770

Deficit

(8,295,767)

(5,660,942)

(3,018,127)

$   9,770,519

$

8,504,062

$   2,151,954

Approved by the Audit Committee on behalf of Board of Directors on August 15, 2011

Director

Director

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Changes in Equity

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

Share

Accumulated

Capital and     Contributed

other

Warrants

Surplus

comprehensive

Deficit

Total

Equity

Income

$

$

$

$

$

As at January 1, 2011

8,939,599

2,406,438

-     (5,660,942)

5,685,095

Net loss and comprehensive loss

-

-

-     (2,634,825)     (2,634,825)

Issuance - private placement

(Note 8a)

500,000

-

-

-

500,000

Issuance - conversion of notes

payable (Note 7)

2,486,930

-

-

-

2,486,930

Issuance - warrant exercise (Note 8a)

2,000,000

-

-

-

2,000,000

Share based compensation (Note 8b)

-

1,091,189

-

-

1,091,189

Share based compensation (Note 8b)

-

463,779

-

-

463,779

Cancellation of preferred shares (Note 8a)

(4,286)

4,286

-

-

-

As at June 30, 2011

13,922,243

3,965,692

-     (8,295,767)

9,592,168

As at January 1, 2010

3,919,865

670,374

504,770     (3,018,127)

2,076,882

Net loss and comprehensive loss

-

-

-     (2,167,960)     (2,167,960)

Issuance - Arrangement Agreement

-

-

-

-

-

Redemption of Class A preferred

shares

(1,515,986)

-

(504,770)

504,770     (1,515,986)

Share based compensation

-

1,736,064

-

-

1,736,064

Issuance-acquisition of software

license

150,000

-

-

-

150,000

Issuance - acquisition of RTN Stealth

Software

5,000,000

-

-

-

5,000,000

Issuance - finders fees for ENAJ

acquisition

31,250

-

-

-

31,250

Issuance - management agreement with

Chief Operating officer

625,000

-

-

-

625,000

Issuance - acquisition of ENAJ

software

625,000

-

-

-

625,000

As at June 30, 2010

8,835,129

2,406,438

-     (4,681,317)

6,560,250

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Cash Flow Statement

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian dollars)

Three months ended June 30

Six months ended June 30

2011

2010

2011

2010

Cash provided by (used in)

Operating activities

     Loss for the period

$  (991,215)

$    (314,675)

$    (2,634,825)

$    (2,167,960)

     Items not involving cash:

Share based compensation

515,862

8,681

1,659,135

1,744,745

Amortization

209,475

104,345

419,197

108,093

Accrued interest income

–

(21)

–

(33)

Accrued interest on notes payable

–

–

21,631

–

Foreign exchange on notes payable

–

–

11,378

–

(265,878)

(201,670)

(523,484)

(315,155)

     Net changes in non-cash working capital

Other receivables

(22,957)

(3,193)

(23,686)

(10,825)

Prepaid expenses

(1,781)

–

(7,781)

10,000

Trade and other payables

31,401

(54,245)

63,304

(64,317)

(259,215)

(259,108)

(491,647)

(380,297)

Investing activities

Purchase of equipment

(11,118)

(4,793)

(11,118)

(11,952)

Short term investments

–

(40,000)

–

(50,000)

(11,118)

(44,793)

(11,118)

(61,952)

Financing activities

Common shares issued

–

–

2,500,000

–

Share subscription receivable

–

–

–

238,000

Deposit on private placement

–

–

(250,000)

–

–

–

2,250,000

238,000

Increase in cash and cash equivalents

(270,333)

(303,901)

1,747,235

(204,249)

Cash and cash equivalents, beginning of period

2,192,098

478,936

174,530

379,284

$

Cash and cash equivalents, end of period

1,921,765      $

175,035

$     1,921,765

$

175,035

Supplementary information:

Cash received from interes

$

–

$

–

$

–

$

12

Non-cash transactions:

Conversion of notes payable

$

–

$

–

$     2,486,930

$

–

Shares distributed as part of corporate restructuring

$

–

$

–

$

–

$

1,515,986

Acquisiton of Software License

$

–

$

–

$

–

$

150,000

Common shares issued for management agreement

(Note 2)

$

–

$

625,000

$

–

$

625,000

Common shares issued for the acquisition of software

(Note 2)

$

–

$    5,806,250

$

–

$

5,806,250

6